UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free translation]

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF OFFICERS MEETING
HELD ON FEBRUARY 1, 2010

DATE, TIME AND PLACE:
February 1, 2010, 11 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:
All the members of the Company´s Board of Officers attended the meeting.

SUMMON:
The Meeting was duly convened as provided for in Article 21 of the Company’s By-laws.

BOARD:
Marco Antônio Martins de Araújo Filho – Chairman; Flavia Zahr Pace - Secretary.

AGENDA:
Submit the Statement addressed in article 25, paragraph 1, item V and VI, of the Brazilian Securities and & Exchange Commission (“CVM”) # 480, of December 07, 2009.

RESOLUTIONS TAKEN:
After examination and discussion of the matter of the Agenda, and after analysis of the Company´s Financial Statements related to the fiscal year ended on December 31, 2009, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and Audit Committee Report (“Financial Statements”), the members of the Board of Officers, in order to meet the provisions of article 25, paragraph 1, items V and VI, CVM Instruction # 480, of December 07, 2009, STATE THAT discussed, reviewed and agreed upon the opinions expressed in the external auditors’ opinion and the Financial Statements.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by all the attending Officers and by the Secretary. São Paulo, February 01, 2010. Fabio Colletti Barbosa – Chief Executive Officer; José de Menezes Berenguer Neto and José de Paiva Ferreira - Senior Vice-President Executive Officers; Angel Oscar Agallano, Carlos Alberto López Galán, Gustavo José Costa Roxo da Fonseca, João Roberto Gonçalves Teixeira, Oscar Rodriguez Herrero and Pedro Paulo Longuini – Vice-President Executive Officers; Arnaldo Penteado Laudisio, Armando Zara Pompeu, Fernando Byington Egydio Martins, Francisco Di Roberto Junior, Javier Fonseca Viader, João Eduardo de Assis Pacheco Dacache, José Roberto Machado Filho, Lilian Maria Ferezim Guimarães, Luciane Ribeiro, Luís Felix Cardamone Neto, Marco Antonio Martins de Araújo Filho, Marcos Matioli de Souza Vieira, Maria Luiza de Oliveira Pinto e Paiva, Pedro Carlos Araújo Coutinho, Sérgio Fraiman Blatyta and Wagner Augusto Ferrari – Executive Officers; Alexandre Schwarstman, Amancio Acúrcio Gouveia, André Fernandes Berenguer, Antonio Fernando Laurelli Ribeiro, Carlos Leibowicz, Cassius Schymura, Ede Ilson Viani, Eduardo Müller Borges, Flávio Tavares Valadão, Gilberto Duarte de Abreu Filho, Jamil Habibe Hannouche, João Batista Videira Martins, João Guilherme de Andrade Só Consiglio, Joel Michael Roberto, Luiz Felipe Taunay Ferreira, Luiz Fontoura de Oliveira Reis Filho, Marcio Aurélio de Nóbrega, Marcos Adriano Ferreira Zoni, Maria Eugênia Andrade Lopez Santos, Mauro Siequeroli, Nilo Sérgio Silveira Carvalho, Ramón Sanchez Diez, Reginaldo Antonio Ribeiro, Roberto Correa Barbuti and Sérgio Gonçalves – Officers without a Specific Designation.

These minutes are a true copy of the original drafted in the proper Book of Meetings of the Company´s Board of Officers Meetings.

_______________________________________
Flavia Zahr Pace Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 04, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President